SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

March 31, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. as of March 31, 2010, and the related condensed consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the periods ended March 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 9, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, April 27, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

B. Alfredo Baddini Blanc
Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)
For the three months ended on March 31, 2010 and 2009
(In thousands of Reais, except per share amounts)

	Notes	2010	2009

Net Sales	3	1,260,558	1,082,213
Cost of services rendered		(782,152)	(633,035)
Gross profit		478,406	449,178

Operating income expenses
Selling expenses		(138,999)	(122,635)
General and administrative expenses		(143,529)	(134,237)
Depreciation and Amortization expenses		(35,227)	(22,149)
Other expenses		(7,485)	(25,385)
		(325,240)	(304,406)

Operating profit		153,166	144,772

Finance results
Finance expenses	4	(115,435)	(56,690)
Finance income	4	38,798	24,348
		(76,637)	(32,342)

Profit before income taxes and social contribution		76,529	112,430

Income tax and social contribution	6	(30.642)	7,676
Profit for the period from continuing operations		45,887	120,106

Basic and diluted earnings per share – common	13	0.13	0.33
Basic and diluted earnings per share – preferred	13	0.14	0.36

The Company has no other comprehensive results that should be included in these statements of comprehensive income.

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010
(In thousands of reais)

	Notes	03/31/2010	12/31/2009
ASSETS		(Unaudited)
Current
Cash and cash equivalents	5	1,036,269	1,015,605
Trade accounts receivable		291,815	263,952
Inventories		56,976	58,763
Receivables from related parties	10	-	24,801
Recoverable taxes	6	29,006	3,624
Prepaid expenses		30,669	33,215
Prepaid rights for use	10	174,463	175,088
Other current assets		6,760	12,467
Total current assets		1,625,958	1,587,515

Non-current
Judicial deposits		76,956	74,609
Deferred taxes	6	621,846	643,936
Recoverable taxes	6	54,940	71,056
Prepaid rights for use	10	616,464	659,842
Property, plant and equipment	7	2,777,530	2,767,037
Intangible assets	8	2,502,583	2,523,168
Other non-current assets		4,242	6,628
Total non-current assets		6,654,561	6,746,276

Total assets		8,280,519	8,333,791

	Notes	03/31/2010	12/31/2009
LIABILITIES		(Unaudited)
Current
Trade accounts payable		272,010	327,715
Accounts payable - Programming Suppliers		130,518	124,602
Income taxes and social contribution		848	2,586
Other fiscal obligations		56,344	70,270
Payroll and related charges		109,513	181,678
Debt	9	110,578	85,475
Copyright payable (“ECAD”)		83,045	77,794
Unrealized losses on derivatives	14	8,151	19,580
Deferred revenues	10	204,614	208,228
Accounts payable to related parties	10	45,744	-
Other current liabilities		12,740	14,013
Total current liabilities		1,034,105	1,111,941

Non-current
Income taxes and social contribution	6	181,484	183,805
Debt	9	2,135,651	2,113,329
Deferred revenues		739,398	782,279
Provisions	11	619,183	605,363
Other non-current liabilities		17,296	29,559
Total non current liabilities		3,693,012	3,714,335

Stockholders’ equity Share capital	12	5,599,320	5,599,320
Capital reserves		153,168	153,168
Accumulated deficit		(2,199,086)	(2,244,973)
		3,553,402	3,507,515

Total liabilities and stockholders’ equity		8,280,519	8,333,791

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
For the three months ended March 31, 2010 and 2009
(In thousands of reais)

	Number of Shares (thousands)		Capital Stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital Reserves	Accumulated deficit	Total
Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,409	2,816	58,974	-	58,974	(58,974)	-	-

Profit for the period	-	-	-	-	-	-	120,106	120,106

Balances on March 31, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,860,815)	2,891,673

Balances on December 31, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Profit for the period	-	-	-	-	-	-	45,887	45,887

Balances on March 31, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,199,086)	3,553,402

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the three months ended on March 31, 2010 and 2009
(In thousands of reais)

	2010	2009
Net cash flows from operating activities
Profit for the period	45,887	120,106
Adjustments to reconcile profit for the period to cash flows from operating activities
Net variations in monetary restatement and
exchange rate	18,557	946
Interest expense on borrowing	52,304	47,555
Depreciation and amortization	215,995	138,076
Loss (gain) on market value of derivatives	3,499	(4,814)
Deferred income taxes and social contribution	19,767	(33,998)
Loss (gain) on disposal of property, plant and equipment	(291)	8,450
Provisions for contingencies	11,878	11,825

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(27,863)	(6,498)
(Increase) decrease in inventories and other credits	1,787	4,018
(Increase) decrease in recoverable taxes	6,548	54,818
(Increase) decrease in other assets	26,345	(16,008)
(Increase) decrease in prepaid expenses	2,573	(2,278)
Increase (decrease) of suppliers and programming	(49,788)	(72,318)
Increase (decrease) in taxes payable	(17,457)	(60,234)
Increase (decrease) in payroll and related charges	(81,553)	(51,199)
Increase (decrease) in deferred revenues	(46,495)	6,611
Increase (decrease) in provisions and other accounts payable	32,295	(29,334)
Net cash provided by operating activities	213,988	115,724

Cash flow from investing activities
Acquisition of property, plant and equipment and intangible assets	(160,961)	(214,202)
Cash proceeds from sale of property, plant and equipment	947	302
Net cash used in investing activities	(160,014)	(213,900)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the three months ended on March 31, 2010 and 2009
(In thousands of reais)

	2010	2009
Cash flows from financing activities
Proceeds from third party borrowings current/non-current
Incoming	4,514	20,623
Payments	(37,824)	(20,866)
Net cash used in financing activities	(33,310)	(243)
Net increase (decrease) in cash and cash equivalents	20,664	(98,419)

Cash and cash equivalents at the beginning of the period	1,015,605	736,880
Cash and cash equivalents at the end of the period	1,036,269	638,461
	20,664	(98,419)

Supplemental disclosure of cash flow information
Income taxes paid	32,024	41,035

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

COMENTS OF CONSOLIDATED PERFORMANCE IN THE QUARTER
March 31, 2010
(In thousands of reais)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

In addition to having common and preferred shares on the São Paulo Stock Exchange, Bolsa de Valores de São Paulo (Bovespa), the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV, which are served by existing requirements in Brazil and the United States of America.

The Company signed an agreement with Bovespa to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BOVESPA. Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

2. Summary of significant accounting policies

Basis of preparation:

The consolidated financial statements of the Company for the period ended March 31, 2010 were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements. These consolidated condensed interim financial statements do not include all information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31 2009, which were prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated condensed interim financial statements have been prepared consistently with the accounting policies adopted in the preparation of financial statements for the year ended December 31, 2009.

The new or revised standards issued by the IASB, which were in force on March 31, 2010 had no impact on the Company's financial statements.

The Company's management authorized the issuance of the financial statements on April 27, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

3. Net sales

Net sales revenues for the period are as follows:

	Three months period ended March 31,
	2010	2009
Gross sales revenue	1,661,318	1,417,155
Taxes on sales	(305,129)	(258,810)
Discounts and cancellations	(95,631)	(76,132)
Net Sales	1,260,558	1,082,213

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.65%), and FUST (1%) and FUNTEL (0.5%) taxes.

All revenues are generated in Brazil.

4. Finance results

	Three months period ended March 31,
	2010	2009
Finance Income:
Interest on cash and cash equivalents	17,868	16,805
Interest on prepaid rights for use	11,436	-
Interest and fines on late monthly payments	7,093	5,690
Interest on tax credits	2,040	1,592
Discounts obtained	72	-
Monetary exchange rate variation	289	261
	38,798	24,348

Finance Expenses:
Finance charges on loans and debentures	(36,267)	(42,126)
Finance charges – related parties	(30,369)	(8,297)
Monetary exchange rate variation on loans	(29,224)	5,365
Finance charges on provisions for
contingencies	(440)	(5,855)
Earnings (losses) from hedge/swap operations	(3,499)	4,814
IOF tax on bank current account	(7,950)	(3,247)
PIS and COFINS taxes on interest income	(1,779)	(2,571)
Interest on suppliers and taxes	(253)	(212)
Discounts extended	(2,851)	(1,421)
Other	(2,803)	(3,140)
	(115,435)	(56,690)
Total	(76,637)	(32,342)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

5. Cash and cash equivalents

	03/31/2010	12/31/2009
Cash and banks	131,731	138,994
Banking deposit certificates	48,067	98,106
Fixed-income investment funds	856,471	778,505
	1,036,269	1,015,605

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (8.61 % in 2010). CDBs are issued by first-line banks with floating interest rates based on the CDI rate, and have immediate access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. These funds have immediate and total access.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

6. Income taxes and social contribution

a. Income taxes and social contribution benefit (expenses)

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	03/31/2010	03/31/2009
Current income tax and social contribution expenses	(10,875)	(26,322)

Deferred income tax and social contribution on:
Temporary differences	(7,590)	(2,038)
Tax losses and negative tax basis of social contribution	(3,574)	(5,979)
Goodwill	(21,563)	(4,548)
Amortization property, equipment and intangible	4,370	3,439
Effective estimated annual tax rate	9,261	44,910
Other	(671)	(1,786)
Total deferred tax income	(19,767)	33,998
Total income tax benefit (expenses)	(30,642)	7,676

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

The interim income tax expense was calculated based on the effective estimated annual tax rate of 40.04%.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

6. Income taxes and social contribution – Continued

b. Deferred and recoverable taxes

	03/31/2010	12/31/2009
Recoverable taxes:
Income tax withheld at source	6,203	30,359
Recoverable federal taxes	69,029	43,479
ICMS	8,134	-
Other	580	842
	83,946	74,680
Current	29,006	3,624
Non-current	54,940	71,056

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	238,443	241,041
Temporary differences	215,553	228,777
	453,996	469,818
Social contribution:
Tax loss carryforwards	88,651	89,628
Temporary differences	77,600	82,359
	166,251	171,987
	620,247	641,805

Tax credits resulting from goodwill
Net Brasília Ltda	1,599	2,131

	621,846	643,936

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

b. Deferred and recoverable taxes - Continued

Liabilty:
Income taxes:	03/31/2010	12/31/2009
Temporary differences	133,444	135,151

Social Contribution:
Temporary differences	48,040	48,654
	181,484	183,805

The Company has tax loss carryforwards and negative basis of social contribution to offset 30% of annual taxable income, without expiration, for the following amounts:

	03/31/2010			12/31/2009

		Social			Social
	Income Tax	Contribution	Total	Income Tax	Contribution	Total
Gross amounts	3,154,895	3,800,762	-	3,074,644	3,741,608	-
Tax credit (25% / 9%)	788,724	342,069	1,130,793	768,661	336,745	1,105,406
Recognized tax credit	(238,443)	(88,651)	(327,094)	(241,041)	(89,628)	(330,669)
Non-recognized tax credit	550,281	253,418	803,699	527,620	247,117	774,737

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

7. Property, plant and equipment

Cost	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Land and other	Total
Balances on December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	153,947	(256)	77	315	602	-	1,189	350	156,224
Transfers	-	(100)	-	6	(6)	-	-	-	(100)
Write- offs	(4,034)	-	-	-	-	(370)	(11)	-	(4,415)
Balances on March 31, 2010	5,783,103	132,692	43,786	28,763	84,556	4,723	42,102	5,761	6,125,486

Accumulated depreciation
Depreciation rate per annum	8.33% to 20%	20% to 33.33%	10%	10%	4% to 25%	20%	20%	-	_
Balances on December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions – purchase	(137,705)	(4,958)	(733)	(519)	(1,068)	(189)	(1,644)	-	(146,816)
Write- offs	5,275	-	-	-	-	314	11	-	5,600
Balance on March 31, 2010	(3,126,904)	(99,874)	(32,634)	(18,238)	(44,846)	(3,818)	(22,144)	502	(3,347,956)

Net book value at December 31,2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net book value at March 31, 2010	2,656,199	32,818	11,152	10,525	39,710	905	19,958	6,263	2,777,530

8. Intangible assets

	Indefinite useful life			Finite useful life
Cost	Goodwill	Licenses	Software	Customer Portfolio	Other	Total
Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	4,737	-	-	4,737
Transfers	-	-	100	-	-	100
Balances on March 31, 2010	1,928,616	438,726	435,712	304,367	8,107	3,115,528

Accrued amortization
Amortization rate per annum	-	-	20%	16,67%	-	-
Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,060)	(6,845)	(587,523)
Additions	-	-	(12,649)	(12,682)	(91)	(25,422)
Balances on March 31, 2010	(178,742)	(1,806)	(273,719)	(151,742)	(6,936)	(612,945)

Net book value at December 31, 2009	1,749,874	436,920	169,805	165,307	1,262	2,523,168
Net book value at March 31, 2010	1,749,874	436,920	161,993	152,625	1,171	2,502,583

The Company has goodwill arising from the difference between the purchase price and fair value over net assets of the acquired companies, calculated on the purchase date, and is based on expectations of future profitability. Such goodwill is tested for impairment at least annually.

During the three months ended March 31, 2010, there has been no indication of loss in the book value of indefinite useful life intangible assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

9. Debt

			Effective Interest rate p.a.
Local currency	Currency	Nominal Interest rate p.a.	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Finame	R$	TJLP + 3.15%	9.15%	9.15%	208,157	217,438
Bank credit notes(CCB)- Itaú BBA	R$	CDI + 2.55%	11.39%	11.39%	177,306	172,704
					385,463	390,142
Foreign currency
Perpetual bond	US$	9.25%	10.57%	10.57%	269,817	263,711
Global notes 2020	US$	7.50%	8.57%	8.57%	626,797	611,450
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	367,514	351,104
					1,264,128	1,226,265

			Debentures
			03/31/2010	12/31/2009
Non-convertible debentures			58,000	58,000	596,638	582,397

Total debt					2,246,229	2,198,804

Current					110,578	85,475
Non-current					2,135,651	2,113,329

As of March 31, 2010, the Company complies with all covenants.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

10. Related parties

a) Employee benefits

Employee salary, benefits and related expenses are stated as follows:

Description	03/31/2010	03/31/2009
Payroll and Related Charges	115,719	93,069
Profit Participation Plan	29,381	39,838
Statutory benefits	17,917	13,494
Additional benefits	13,142	8,407
	176,159	154,808

b) Remuneration of management

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	03/31/2010	03/31/2009

Short-Term benefits	2,633	3,243
Long-term benefits	1,438	2,171
	4,071	5,414

c) Related companies

The main asset and liability balances and profit and loss resulting from the transactions among related parties are shown below:

	Current Assets				Total
	Receivables	Related parties	Prepaid Right for use		Current Assets
Companies	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	24,801	174,463	175,088	174,463	199,889

Associated Companies
Globosat Programadora Ltda.	343	-	-	-	343	-

	343	24,801	174,463	175,088	174,806	199,889

	Non current assets
Companies	Prepaid Right of use
Shareholders	03/31/2010	12/31/2010

Emp. Brasil de Telecom. S.A. – Embratel	616,464	659,842
	616,464	659,842

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

10. Related parties– Continued

d) Related companies – Continued

	Current liabilities									Total
	Trade accounts payable		Accounts Programming	Payable suppliers	Loans		Deferred revenues		Related parties	Current liabilities
Companies	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	03/31/2010	12/31/2009
Stockeholders
Emp. Brasil. de Telecom. S.A. – Embratel	15,191	48,598	-	-	-	-	204,614	208,228	45,744	265,549	256,826
	15,191	48,598	-	-	-	-	204,614	208,228	45,744	265,549	256,826
Associated Companies
Net Brasil S.A.( * )	-	-	70,685	60,903	-	-	-	-	-	70,685	60,903
Globosat Programadora Ltda.( * )	-	-	-	8,796	-	-	-	-	-	-	8,796
Brasilcenter Comunicações Ltda.	351	351	-	-	-	-	-	-	-	351	351
Claro S.A.	488	872	-	-	-	-	-	-	-	488	872
Americel S.A.	88	122	-	-	-	-	-	-	-	88	122
Editora Globo S A.	958	991	-	-	-	-	-	-	-	958	991
Banco Inbursa S.A	-	-	-	-	14,327	5,940	-	-	-	14,327	5,940
	1,885	2,336	70,685	69,699	14,327	5,940	-	-	-	86,897	77,975

	17,076	50,934	70,685	69,699	14,327	5,940	204,614	208,228	45,744	352,446	334,801

(*) In the quarter ended March 31, 2010, pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

	Non-current liabilities				Total
	Debt		Deferred revenues		Non-current liabilities
Companies	03/31/2010	12/31/2009	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	737,583	782,279	737,583	782,279
	-	-	737,583	782,279	737,583	782,279
Associated Companies
Banco Inbursa S.A	353,187	345,164	-	-	353,187	345,164
	353,187	345,164	737,583	782,279	1,090,770	1,127,443

	Operating income
	Rental Revenues / Telecommunications		Financial		Expenses Telecommunications		Programming / Sales commission		Programming guide		Total
Companies	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	115,263	95,619	(2,523)	(4,426)	(66,239)	(50,562)	-	-	-	-	46,501	40,631
	115,263	95,619	(2,523)	(4,426)	(66,239)	(50,562)	-	-	-	-	46,501	40,631
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	(210,041)	(158,463)	-	-	(210,041)	(158,463)
Globosat Programadora Ltda.	539	532	-	-	-	-	-	(1,325)	-	-	539	(793)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(2,919)	(2,941)	(2,919)	(2,941)
Infoglobo Comunicações Ltda.	-	-	-	-	(1)	-	-	-	-	-	(1)	-
Claro S.A.	-	-	-	-	(1,327)	(575)	-	-	-	-	(1,327)	(575)
Brasilcenter Comunicações Ltda.	-	-	-	-	(209)	-	-	-	-	-	(209)	-
Americel S.A.	-	-	-	-	(294)	(252)	-	-	-	-	(294)	(252)
Banco Inbursa S.A.	-	-	(16,410)	(6,337)	-	-	-	-	-	-	(16,410)	(6,337)
	539	532	(16,410)	(6,337)	(1,831)	(827)	(210,041)	(159,788)	(2,919)	(2,941)	(230,662)	(169,361)
	115,802	96,151	(18,933)	(10,763)	(68,070)	(51,389)	(210,041)	(159,788)	(2,919)	(2,941)	(184,161)	(128,730)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

11. Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	4,109	5,155	21,929	-	31,193
Currency adjustments	225	70	1,636	11	1,942
Payments and reversals	(3,525)	(5,484)	(10,252)	(54)	(19,315)
Balances at March 31, 2010	54,385	45,776	518,118	904	619,183

There was no significant activity related to the estimated liability for tax, labor and civil claims and assessments during the quarter.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

12. Stockholders’ equity

Capital Stock

On March 31, 2010 the Company’s share capital is represented by 114,459,685 ordinary and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$ 6,500,000 without need for statutory amendment as per Article 168 of the Law of Corporations, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

Ownership of the Company's share capital is shown below:

	03/31/2010			12/31/2009
	Common	Prefered	Total	Common	Prefered	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other Shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The Company is controlled by GB Empreendimentos e Participações Ltda., whose shareholders are Organizações Globo (51%) and Grupo Telmex (49%).

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Brazilian Corporate Law, considering the available balance, when included in accumulated.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

13. Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	03/31/2010	03/31/2009
Numerator
Profit for the period	R$ 45,887	R$ 120,106

Denominator
Weighted average number of common shares	114,459,685	113,818,189
Weighted average number of preferred shares	228,503,916	227,107,593
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	249,818,352

Denominator for basic earnings per share

Basic earnings per common share	R$ 0.13	R$ 0.33
10% - Preferred shares	1.10	1.10
Basic earnings per preferred share	R$ 0.14	R$ 0.36

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments

a) General Considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming at protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b) Fair Value

The fair values and carrying amount of loans payable are shown below:

	03/31/2010		12/31/2009
	Book value	Fair Value	Book value	Fair Value
Debentures - 6th issue	596,638	584,460	582,397	563,295
Perpetual notes	269,817	273,753	263,711	265,343
Global Notes 2020	626,797	664,517	611,450	627,729
Banco Inbursa S.A.	367,514	375,254	351,104	358,919
Banco Itaú BBA	177,306	178,111	172,704	173,543
Finame	208,157	208,157	217,438	217,438
	2,246,229	2,284,252	2,198,804	2,206,267

Other assets and liabilities have fair values equal to book value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

b) Fair Value – Continued

The fair value of the Company’s debt has been calculated based on the estimated cost of paying the outstanding obligations at March 31, 2010, which considered the contractual penalties applicable for early payments. Based on management’s estimation, debt agreements with similar characteristics, if issued on March 31, 2010, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on March 31, 2010, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	25,728
Suppliers of equipment and others	23,467
Programming Suppliers	2,246
51,441
Long-term:
Loans payable	1,238,400

Liability exposure	1,289,841

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, Pactual, HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only enters into foreign exchange derivatives in order to protect a portion of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the period ended March 31, 2010, the Company had a derivative instrument (foreign exchange) position of R$ 419,358 relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and a Perpetual Note, which has no maturity date.

Financial derivatives are summarized below:

	Reference value (notional)		Fair Value		Accumulated effect (current period)
Description	03/31/2010	12/31/2009	03/31/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	419,358	94,721	415,314	94,328	-	-
Liability position
Ratios (Dollar vs. CDI)	257,790	59,897	263,229	68,556	-	6,832
Rates (PRE) (NDF)	161,568	34,824	160,236	45,352	-	1,319
	-	-	(8,151)	(19,580)	-	8,151

The net liability of R$ 8,151 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period ended on March 31, 2010, the Company recognized a loss of R$ 3,499, which was recorded as earnings (losses) from hedge/swap operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding as at March 31, 2010:

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs. CDI	(6,832)	(67,330)	(131,778)
NDF	(1,319)	(40,387)	(81,220)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs. CDI	(6,832)	61,564	126,012
NDF	(1,319)	39,955	80,347

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

1 – American Dollars (US$) vs. CDI

On March 31, 2010, the Company has 27contracts of this type, whose notional aggregate value is US$ 143,600 thousand due between May 2010 and January 2013, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.7952 = US$ 1, and a CDI rate of 8.61% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.3464), and a 25% (10.76%) increase in the CDI, generating a loss of R$ 67,330. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$ 0.8976), with the CDI rate also rising 50% (12.92%), the Company would show a loss of R$ 131,778, in relation to the above mentioned outstanding contracts.

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$ 2.244) and the CDI rate falling 25% (6.45%), generating a gain of R$ 61,564. For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$ 2.6928), with the CDI rate reduced 50% (4.30%), the Company would record a gain of R$ 126,012, in relation to the above mentioned outstanding contracts.

2 – NDF (Non Deliverable Forward)

The Company holds fourteen contracts of this type with a total long position in dollars in the notional value of US$ 90,000 thousand maturing between April and December 2010. The probable scenario reflects the BMF quotation on March 31, 2010, of R$ 1.7952/ US$1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3463) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.244/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.8976/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.6928/ US$ 1).

In the probable scenario with appreciation of the Brazilian real, the Company would show a loss of R$ 1,319, if it had settled its contracts on March 31, 2010, while in the adverse scenario the company would have had a loss of R$ 40,837. For the remote scenario, the loss would be R$ 81,220.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

2 – NDF (Non Deliverable Forward) - Continued

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$ 1,319, if it had settled its contracts on March 31, 2010, while in the adverse scenario the Company would have a loss of R$ 39,955, and in the remote scenario there would be a gain of R$ 80,347.

On March 31, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of March 31, 2010, is shown below:

Consolidated
Debentures – 6th issue	596,638
Finame	208,157
CCB - Banco Itaú BBA	177,306
Liability exposure	982,101

(-) Financial investments denominated in reais	904,538
Net exposure	(77,563)

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Credit risk - Continued

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company's maximum credit risk exposure is the book value of customer receivables.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on March 31, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at March 31, 2010 (R$ 1.781/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.50% per year for the entire period.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	56,661	28,242	53,421	32,984	20,710	74,920	266,938
2012	59,345	28,242	53,421	32,984	23,610	212,890	410,492
2013	30,931	28,242	53,421	32,984	24,430	194,090	364,098
2014	6,469	28,242	53,421	32,984	24,710	174,610	320,436
2015	2,815	28,242	53,421	32,984	80,830	154,880	353,172
2016	2,053	28,242	53,421	32,984	72,500	-	189,200
2017-2020	-	112,966	810,328	422,168	60,080	-	1,405,542
Total	158,274	282,418	1,130,854	620,072	306,870	811,390	3,309,878

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Liquidity risk - Continued

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, in accordance with the current law.

The Company has hedge to protect part of the accounts payable to suppliers of imported equipment and future obligations not yet made purchases, which are or will be pegged to the U.S. dollar, and interest payments on debt maturing in the short term. For the period of 36 months from date of closure of these financial statements, the Company had a hedge position of R$ 383,686 relating foreign currency, and R$ 242,352 for engagement with suppliers. Part of the total debt in U.S. dollars refers to Inbursa bank loan, maturing between 2017 and 2019, the Global Notes which matures in 2020 and a Perpetual Bonds, which has no expiration.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

COMMENTS OF CONSOLIDATED PERFORMANCE IN THE QUARTER
March 31, 2010
(In thousands of reais)

PERFORMANCE REPORT – CONSOLIDATED 1Q10

OPERATIONAL PERFORMANCE

NET ended 1Q10 with 10,451,000 Revenue Generating Units (“RGUs”), a 19% increase from the 8,778,000 RGUs in 1Q09. The increase in RGUs, which are composed of the sum of Pay TV, Broadband, Voice and Digital Video services, reflects how NET has been increasing the consumption of its products in each household. The number of households with at least two services contracted surpassed the level of 67% in the quarter.

The Pay TV subscriber base ended 1Q10 with 3,776,000 clients, up 13% from 3,347,000 in 1Q09. Net additions totaled 86,000 in the quarter. The Digital Video base reached 1,025,000 clients, up 11% from 1Q09, representing 27% penetration in the overall Pay TV base.

The Broadband Base ended the quarter with 2,988,000 subscribers, up 22% from 2,452,000 subscribers at end 1Q09. Broadband net additions totaled 106,000 in the quarter. Broadband in the Pay TV base reached 79%, but represented only 34% of households in bidirectional areas. In addition, for the fifth consecutive time, Net Virtua won the award for Brazil’s most reliable broadband sponsored by the magazine Info Exame in its April 2010 edition.

The number of Fixed Lines in Service totaled 2,662,000 in 1Q10, with net additions in the quarter of 105,000 lines.

The churn rate (disconnection rate) for the Pay TV subscriber base increased from 15.0% in 1Q09 to 15.9% in 1Q10. Although the current churn rate is one of the lowest compared to other regions, the Company is working to identify possible causes in order to reverse the upward trend observed in recent quarters.

Consolidated average revenue per user (ARPU) stood at R$ 134.63 in 1Q10, up 1% from R$ 132.98 in 1Q09, chiefly due to the expansion in the NET Digital HD subscriber base.

Indicators for the quality of the services rendered by NET and for the quality of its customer service have been improving, with high levels of service quality and customer satisfaction. An indicator considered very important, which is resolution of clients’ problems on the first visit, reached 92% in March. Reflecting the optimization of processes and preventive measures such as investments in the network, the number of calls to the call center fell by 36% in 1Q10.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

COMMENTS OF CONSOLIDATED PERFORMANCE IN THE QUARTER
March 31, 2010
(In thousands of reais)

FINANCIAL PERFORMANCE

Gross Revenue stood at R$ 1,661.3 million in the quarter, up 17% from R$ 1,417.2 million in 1Q09, basically driven by the higher subscription revenue generated by the expansion in the subscriber base and by contract adjustments.

Subscription revenue was R$ 1,440.6 million in 1Q10, for growth of 16% from R$ 1,239.5 million in 1Q09, reflecting the larger subscriber base and the annual price increase applied to subscriber contracts pegged to the IGP-M inflation index. Subscription revenue corresponded to 87% of gross revenue in the quarter.

Hook-up revenue declined by 70% to R$ 8.8 million, from R$ 29.0 million in 1Q09. Since January 2010, the sales model for certain Pay TV packages was modified, with the elimination of the hook-up fee. As a percentage of gross revenue, subscription revenue was 0.5% in 1Q10, compared with 2% in 1Q09.

Other Revenue in the quarter was R$ 211.9 million, up 43% from R$ 148.7 million in 1Q09. The main drivers of this increase were the growth in voice services and the expansion in the pay-per-view (“PPV”) base between periods. Other Revenue as a percentage of gross revenue in the period was 13%, compared with 10% in 1Q09.

Cancelations and Sales Tax totaled R$ 400.8 million in 1Q10, up 20% from R$ 334.9 million in 1Q09, reflecting the revenue growth, which was concentrated in broadband revenue, which is subject to a higher rate of ICMS tax than Pay TV revenue. As a percentage of gross revenue, Cancellations and Sales Taxes corresponded to 24% in both 1Q10 and 1Q09.

Net Revenue was R$ 1,260.6 million in 1Q10, up 16% from R$ 1,082.2 million in 1Q09.

Operating Costs were R$ 782.2 million in 1Q10, up 24% from R$ 633.0 million in 1Q09. As a percentage of net revenue, these costs grew from 58.5% in 1Q09 to 62.0% in 1Q10. The items below explain the most important variations:

Programming costs totaled R$ 296.4 million, increasing 21% from R$ 245.4 million in 1Q09. The increase is basically due to the contractual increases for certain content providers and the expansion in the Pay TV subscriber base. As a percentage of net revenue, Programming costs increased from 22.7% in 1Q09 to 23.5% in 1Q10.

Costs with Network and Subscriber Maintenance totaled R$ 49.9 million, representing 11% more than the R$ 44.8 million in 1Q09. This increase in costs basically reflects the higher expenses with network maintenance to improve service quality, the 19% increase in the number of RGUs, which require a higher number of field services, and the higher number of bidirectional households. As a percentage of net revenue, these costs decreased from 4.1% in 1Q09 to 4.0% in 1Q10.

Costs with Customer Loyalty Marketing increased 8%, from R$ 3.5 million in 1Q09 to R$ 3.8 million in 1Q10, mainly due to the higher expenses with marketing research. As a percentage of net revenue, these costs remained unchanged between the two periods, at 0.3%.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

COMMENTS OF CONSOLIDATED PERFORMANCE IN THE QUARTER
March 31, 2010
(In thousands of reais)

Costs with Personnel and Benefits were R$ 92.5 million in 1Q10, up 49% from R$ 62.3 million in 1Q09. In addition to the adjustments in the workforce to meet the demands of the larger client base, workers that previously provided services on an outsourcing basis were hired with a view to improving quality and reducing costs. As a percentage of net revenue, these costs increased from 5.8% in 1Q09 to 7.3% in 1Q10.

Costs with Internet Access, Call Center and Other were R$ 158.8 million in 1Q10, down 1% from R$ 160.0 million in 1Q09. This reduction was due to the IRU agreement, which reduced internet access costs by R$ 41.4 million in 1Q10. Total costs with Internet Access reflect the 22% expansion in the broadband subscriber base and the continuous increase in link consumption and broadband use. Costs with the Call Center grew due to the contracting of additional service points to continue improving service quality and meet the requirements of the larger client base. As a percentage of net revenue, Internet Access, Call Center and Other declined from 14.8% in 1Q09 to 12.6% in 1Q10.

Selling, General and Administrative (SG&A) Expenses stood at R$ 282.5 million in the quarter, 10% higher than the R$ 256.9 million in the year ago quarter. This variation is explained below:

Selling Expenses were R$ 139 million in the quarter, a 13% increase from R$ 122.6 million in 1Q09. The marketing campaign “Eu quero é mais” was launched in 1Q10, increasing expenses with advertising and marketing. The penetration of Pay TV subscribers in the total number of households connected increased to 35% in 1Q10, from 32% in 1Q09. Selling expenses as a percentage of net revenue remained stable at 11% between the periods. The Provision for Bad Debt was R$ 14.9 million, down 12% from R$ 16.9 million in 1Q09, demonstrating the continued good quality of our portfolio and that collections initiatives remain adequate. As a percentage of gross revenue, this line corresponded to 0.9% in 1Q10, versus 1.2% in 1Q09

G&A Expenses increased 7% to R$ 143.5 million in 1Q10, from R$ 134.2 million in 1Q09. The increase is explained by the higher expenses with field monitoring systems and base and billing management. As a percentage of net revenue, these expenses declined from 12.4% in 1Q09 to 11.4% in 1Q10, demonstrating the better control of this expense line.

Other Administrative Expenses were R$ 7.5 million in 1Q10, down 71% from R$ 25.4 million in 1Q09, as a result of the lower provisions for civil contingencies and inventory losses.

EBITDA (earnings before interest, tax, depreciation and amortization) was R$ 369.2 million in 1Q10, with EBITDA margin of 29%, for growth of 31% on the EBITDA of R$ 284.2 million in 1Q09, when EBITDA margin stood at 26%.

Total expenses with Depreciation and Amortization, recorded under cost of goods sold and operating expenses, grew 56% to R$ 216.0 milhões in 1Q10, from R$ 138.1 million in 1Q09. Depreciation expenses rose 56%, mainly due to the higher number of residential installations and digital decoders. Expenses with amortization were affected by the amortization of assets generated by the IRU agreement.

EBIT (earnings before interest and tax) was R$ 153.2 million, up 6% from R$ 144.8 million in 1Q09.

The Net Financial Result was an expense of R$ 76.6 million in 1Q10, versus an expense of R$ 32.3 million in 1Q09. The composition of NET’s Financial Result is presented below:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

COMMENTS OF CONSOLIDATED PERFORMANCE IN THE QUARTER
March 31, 2010
(In thousands of reais)

Financial Expenses were R$ 115.4 million in 1Q10, up 104% on the R$ 56.7 million in 1Q09, due to interest on the loan for the Global Notes 2020, which did not occur in 1Q09, and on the amount advanced to Embratel for the IRU agreement.

Financial Revenue was R$ 38.8 million, up 59% from R$ 24.3 million in 1Q09. In addition to the higher cash flow as of December 2009, NET began to recognize interest income for the amounts received from Embratel under the IRU agreement.

Expenses with Income Tax and Current Social Contribution Tax declined from R$ 26.3 million in 1Q09 to R$ 10.9 million in 1Q10, mainly due to the merger of subsidiaries during the second half of 2009, which improved the organizational structure and optimized the use of tax credits.

Deferred Income Tax and Social Contribution Tax went from positive R$ 34.0 million in 1Q09 to negative R$ 19.8 million in 1Q10. With the adoption of International Financial Reporting Standards (IFRS), NET began to recognize income and social contribution taxes using the accrual method based on the estimated average annual effective rate applicable on income before tax.

The Company ended 1Q10 with Net Income of R$ 45.9 million, compared with R$ 120.1 million in 1Q09.

Cash and Equivalents totaled R$ 1,036.3 million at the end of 1Q10, up 2% from R$ 1,015.6 million in 4Q09, mainly due to operating cash generation.

The Company signed the agreement to adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (Bovespa). This listing segment was created to differentiate a select group of companies that commit to adopt special corporate governance practices. The Company’s annual and quarterly financial statements contemplate the additional requirements made by the Bovespa. Pursuant to the Bylaws of the Company, any disputes or controversies arising from or related to its Bylaws, the regulations of the Level 2 Corporate Governance Segment of the São Paulo Stock Exchange (Bovespa), Brazilian Corporation Law and the rules issued by the National Monetary Council, Central Bank of Brazil, Securities and Exchange Commission of Brazil, the regulations of the Bovespa and any other rules applicable to the capital markets in general shall be resolved through arbitration conducted in accordance with the Regulations of the Market Arbitration Chamb

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 03/31/2010

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	58,374,440	51.0%	0	0	58,374,440	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
DISTEL HOLDING S.A.	9,457,106	8.3%	0	0	9,457,106	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
EMBRATEL PARTICIPAÇÕES S.A.	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
FMR LLC	0	0.0%	13,563,707	5.9%	13,563,707	4.0%
DODGE & COX	0	0.0%	22,528,688	9.9%	22,528,688	6.6%
CYRTE INVESTMENTS	0	0.0%	12,534,300	5.5%	12,534,300	3.7%
BLACK ROCK, INC.	0	0.0%	11,602,210	5.1%	11,602,210	3.4%
OTHER SHAREHOLDERS	720,243	0.6%	137,007,548	59.9%	137,727,791	40.0%
TOTAL SHARES	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	5,152,188	26.5	0,0	0.0	5,152,188	8.8
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	4,771,468	24.5	0,0	0.0	4,771,468	8.2
EMBRATEL PARTICIPAÇÕES S.A.	9,428,621	48.5	38,484,169	98.9	47,912,790	82.1
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A	105,870	0.5	432,124	1.1	537,994	0.9
TOTAL SHARES	19,458,147	100.0	38,916,293	100.0	58,374,440	100.0
ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 03/31/2010

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,218,958,074	100.0

TOTAL	1,218,958,074	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	Class A	%	Class B	%	Number	%
	holdings		holdings		shares
EUDAIMONIA Participações S.A.	148,700	33.34	296,508	33.34	445,208	33.34
IMAGINA Participações S.A.	148,699	33.33	296,508	33.33	445,207	33.33
ABARÉ Participações S.A.	148,699	33.33	296,508	33.33	445,207	33.33

TOTAL	446,098	100.00	889,524	100.00	1,335,622	100.00

EUDAIMONIA Participações S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
ROBERTO IRINEU MARINHO	549,646	100.0	549,639	100.0	1,099,285	100.0
OTHER SHAREHOLDERS			7	0.0	7	0.0
TOTAL	549,646	100.0	549,646	100.0	1,099,292	100.0

IMAGINA Participações S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	351,483	100.0	700,456	100.0	1,051,939	100.0
OTHER SHAREHOLDERS	0	0.0	5	0.0	5	0.0
TOTAL	351,483	100.0	700,461	100.0	1,051,944	100.0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

ABARÉ Participações S.A.
SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	526,250	100.0	526,242	100.0	1,052,492	100.0
OTHER SHAREHOLDERS	0		8	0.0	8	0.0
TOTAL	526,250	100.0	526,250	100.0	1,052,500	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2010

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,309	99.2

OTHER SHAREHOLDERS	58,019,235	0.8

TOTAL SHARES	7,267,738,544	100.0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

EMBRATEL PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 03/31/2010

SHAREHOLDER	ON	%	PN	%	ON+PN	%
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	297,631,635,556	54.6	492,524,891,542	97.3	790,156,527,098	75.2
CONTROLADORA DE SERV. DE TELEC. S.A DE C.V	236,755,033,040	43.5	3,166,703,322	0.6	239,921,736,362	22.8
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,099,266,064	1.9	10,331,429,525	2.1	20,430,695,589	2.0

TOTAL SHARES	544,485,934,660	100.0	506,023,024,389	100.0	1,050,508,959,049	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 03/31/2010

FOREIGN OWNED COMPANY

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2010

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	QUOTA	%
CONTROLADORA DE SERV. DE TELEC. S.A DE C.V	5,124,160,876	100.00
OTHER SHAREHOLDERS	1	0.0
TOTAL SHARES	5,124,160,877	100.0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	193,546,813
SHARES IN CIRCULATION (ON)	720,243
SHARES IN CIRCULATION (PN)	192,826,570
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 03/31/2010	56.4%

COMPANY SHARES OWNED BY BLOCK CONTROLLING. OFFICERS AND DIRECTOR ON 03/31/2010

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	113,739,442 31,267,463 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 27,604 0
TAX COUNSEL	ON SHARES PN SHARES DEBENTURES	0 0 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

OTHER RELEVANT INFORMATIONS
March 31, 2010
(In thousands of reais)

COMPANY SHARES OWNED BY BLOCK CONTROLLING. OFFICERS AND DIRECTOR ON 03/31/2009

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	113,739,442 31,267,463 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,106 0
TAX COUNSEL	ON SHARES PN SHARES DEBENTURES	0 0 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA.

Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.